

Mail Stop 3561

September 16, 2015

R. Lee Priest, Jr.
Chief Financial Officer
Tempus Applied Solutions Holdings, Inc.
133 Waller Mill Road
Williamsburg, VA 23185

>   **Re: Tempus Applied Solutions Holdings, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed August 24, 2015**
>   **File No. 333-206527**

Dear Mr. Priest:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us which transaction requirements of the General Instructions of Form S-3 you are relying upon to register this offering on Form S-3, and provide your analysis regarding why you believe that such transaction requirements are satisfied. See General Instructions I.B.1 and I.B.3 of Form S-3, and, for guidance, refer to Compliance and Disclosure Interpretations Questions 116.12 and 116.14 of the Securities Act Forms, located on our website.

2. We note that you are registering the resale of shares of common stock issuable upon the conversion of your Series A Preferred Convertible Stock, which is issuable upon the exercise of your Series A-1 and Series B-1 warrants. Please provide your analysis as to

why you believe it is appropriate to register the resale of the shares of common stock that underlie the shares of the Series A Convertible Preferred Stock despite the fact that the Series A Convertible Preferred Stock did not appear to be outstanding at the time the registration statement was filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Richard Baumann, Esq.
        Ellenoff Grossman & Schole LLP